[Letterhead]

October 11, 2013

SEC Correspondence VIA EDGAR

John Cash

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	Advanced BioEnergy, LLC

Form 10-K for the Fiscal Year Ended September 30, 2012

Filed September 28, 2013

SEC Comment Letter Dated September 26, 2013

File No. 0-52421

Dear Mr. Cash:

We have received the comment letter referenced above. The Company is providing this response to the matter discussed in the letter, and has listed your comment below for reference.

Form 10-K for the Fiscal Year Ended September 30, 2012

Item 8. Financial Statements and Supplementary Data, Page 44

Report of Independent Registered Public Accounting Firm, page 45

1.	In the second paragraph of the audit opinion from your independent registered public accounting firm, they state that their audits were conducted “in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).” Please amend your Form 10-K to have your auditor revise their audit opinion to remove the reference to “auditing” standards of the Public Company Accounting Oversight Board since their audits are required to be conducted in accordance with the “standards of the Public Company Accounting Oversight Board (United States),” which include standards in addition to “auditing” standards. Refer to PCAOB Auditing Standard No. 1 for guidance. We remind you that your amendment should contain currently dated certifications that refer to the Form 10-K/A.

RE: Response to SEC Comment Letter Dated September 26, 2013

October 11, 2013

Response: We acknowledge the staff comment.

In a telephone conference on October 10, 2013 with the Commission’s Division of Corporation Finance, we proposed that, rather than amending the 2012 Form 10-K, our independent registered public accounting firm would delete “auditing” from the second paragraph of the audit opinion to refer to “standards of the Public Company Accounting Oversight Board (United States)” in future filings. The Division staff indicated that our proposal was acceptable to them.

Therefore, beginning with the Form 10-K for the fiscal year ended September 30, 2013, our independent registered public accounting firm will delete “auditing” from the second paragraph of the audit opinion, as described above.

Accordingly, the Company believes it is not necessary for it to amend its Form 10-K for the fiscal year ended September 30, 2012.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Richard Peterson

Richard R. Peterson

Chief Executive Officer

Advanced BioEnergy, LLC